[Adviser Letterhead]

July 26, 2013

Mr. Stacey E. Hong, President
Forum Funds II
Three Canal Plaza, Suite 600
Portland, Maine 04101

RE: Contractual Waivers and Reimbursements

Dear Mr. Hong:

Phocas Financial Corporation (the "Adviser") agrees to waive its investment advisory fee and reimburse expenses as necessary to ensure the total annual operating expenses (excluding all taxes, interest, portfolio transaction expenses, acquired fund fees and expenses, proxy expenses and extraordinary expenses) for the Phocas Real Estate Fund (the "Fund"), a series of the Forum Funds II (the "Trust"), do not exceed 1.50% of the average daily net assets of the Fund, through April 30, 2016.

This agreement can only be terminated or amended upon the approval of the Trust's Board of Trustees and it automatically terminated if the Adviser is no longer a service provider to the Fund. Unless otherwise amended or terminated, this agreement will terminate on April 30, 2016.

Very Truly Yours,
Phocas Financial Corporation

By: /s/ James Murray
Name: James Murray
Title: Portfolio Manager